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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    Filing No. 2 for the month of July, 1999

                              Visible Genetics Inc.
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                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F |X|  Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|  No |X|

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

                              VISIBLE GENETICS INC.

On July 9, 1999, Visible Genetics Inc. (the "Company") issued a press release announcing that E.M. Warburg, Pincus & Co., LLC, signed a Letter of Intent on behalf of affiliated funds to invest US$30 million in the Company. In consideration for its investment, Warburg will receive preferred stock convertible into common shares at US$11.00 per share and warrants to purchase 1,100,000 common shares exercisable for a four-year period at US$12.60 per share. In addition, Warburg will receive a seat on the Company's Board of Directors. Closing of the transaction is subject to the completion of definitive agreements and satisfaction of various closing conditions.

Contemporaneously with the Warburg investment, Hilal Capital Management LLC will convert into convertible preferred stock and warrants, US$3.9 million of its existing US$7.0 million loan to the Company's subsidiary, Visible Genetics Corp., on the same basis. The existing Hilal loan is guaranteed by the Company. The remaining US$4.1 million in Hilal debt will be retired using the proceeds from the Warburg investment. After the consummation of these transactions, the Company will have approximately US$27 million in cash on its balance sheet and will have repaid all existing loans.

Dividends on the preferred stock will accrue at 9% per year during the first three years after issuance and 4% per year thereafter. Dividends in cash will be payable only after the third year, and then only at the Company's option. Accrued but unpaid dividends will be convertible. One-third of the preferred stock must be redeemed by the Company in each of 2006, 2007 and 2008 at a price equal to the amount invested, plus accrued dividends. If the Company fails to redeem the shares as required, holders may appoint a majority of the Company's Board of Directors. Preferred stockholders will have the right to participate, on a pro rata basis, in future Company financings, subject to certain exceptions. The Company has agreed to file a registration statement by October 30, 1999, registering the common shares underlying the preferred stock and the warrants, and will grant certain other standard registration rights to the preferred stockholders.

As previously announced, the Company, in consultation with its auditors, PricewaterhouseCoopers LLP, has initiated a revised accounting methodology related to the timing of the recognition of certain sales. In line with this policy, management believes that second quarter revenue will be approximately US$1.9 million.

This Form 6-K contains forward-looking statements within the meaning of the "safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors that may cause the Company's results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and the Company's products and other risks detailed from time to time in the Company's SEC filings, including its prospectus dated January 4, 1999 and most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. VGI disclaims any intent or obligation to update these forward-looking statements.

The Company hereby incorporates by reference this Form 6-K into the Company's Registration Statements on Form F-3 (File Nos. 333-67607 and 333-68939).

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   VISIBLE GENETICS INC.


Date: July 9, 1999                 By: /s/ Jeffrey D. Sherman
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                                       Name:  Jeffrey D. Sherman
                                       Title: Vice President, Finance and C.F.O.